SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                  MAVESA, S.A.

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                            (Name of Subject Company)

                                  MAVESA, S.A.
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                      (Name of Person(s) Filing Statement)

              American Depositary Shares Representing Common Stock
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                         (Title of Class of Securities)

                                    577717101
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                      (CUSIP Number of Class of Securities)

                              Alberto Tovar Phelps
                             Chief Executive Officer
                                  Mavesa, S.A.
                                Avenida Principal
                             Los Cortijos de Lourdes
                               Caracas, Venezuela
                           Telephone: 011-582-238-1633

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           (Name,address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 With a Copy To:
                              J. Allen Miller, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                            Telephone: (212) 408-5100

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9) filed on February 22, 2001 by Mavesa S.A. (the "Company"), a sociedad anonima (publicly held limited liability stock company) organized under the laws of the Bolivarian Republic of Venezuela ("Venezuela") and duly registered on the Venezuelan National Securities Commission (Comision Nacional de Valores) (the "CNV"), related to the cash tender offer by Primor Inversiones, C.A. ("Primor Inversiones"), a corporation organized and existing under the laws of Venezuela and a wholly owned subsidiary of Primor Alimentos, C.A., a corporation organized and existing under the laws of Venezuela ("Primor Alimentos" and together with Primor Inversiones, "Primor"), to purchase all outstanding ADSs at a price of US$8.501324822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the U.S. offer to purchase, dated February 21, 2001 (the "U.S. Offer to Purchase"), and the related ADS letter of transmittal (the "ADS Letter of Transmittal" and, together with the U.S. Offer to Purchase, the "U.S. Offer")and the offer by Primor Inversiones to purchase all outstanding Shares at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the Venezuelan offer to purchase dated February 21, 2001
(the "Venezuelan Offer to Purchase"), the Supplement to the Venezuelan Offer to Purchase, dated February 21, 2001 (the "Supplement" and, together with the Venezuelan Offer to Purchase, the "Venezuelan Offer to Purchase and Supplement"), and the related Share letter of transmittal (the "Share Letter of Transmittal" and, together with the Venezuelan Offer to Purchase and Supplement, the "Venezuelan Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them on the Schedule 14D-9.

Item 7. Purpose of the Transactions and Plans or Proposals

     Item 7 is hereby amended by adding the following paragraph at the end thereof:

     The Board of Directors of the Company has adopted an internal regulation (the "Regulation") governing the general business conduct of the Company during the U.S. Offer and Venezuelan Offer, in the event the U.S. Offer and the Venezuelan Offer are successful and in the event a competing offer is made for the Company. Among other things, the Company and its subsidiaries must conduct their operations in a manner consistent with practices employed during the previous 12 months, and are restricted from (i) taking any action which would result in the dissolution of the Company or its subsidiaries; (ii) disposing of material fixed assets of the Company and its subsidiaries; (iii) modifying, rescinding or failing to comply with certain types of contracts; and (iv) incurring or assuming any indebtedness other than in the regular course of business. The Company published the Regulation in two newspapers in Caracas, Venezuela on March 6, 2001 and communicated the same to the CNV on March 7, 2001.

Item 9.  Material to be Filed as Exhibits

         The following exhibits are filed herewith:

            Exhibit No.      Description
            -----------      -----------

                  13 Regulation of the Company, dated March 5, 2001, (with English translation).

                  14     Press release of the Company, dated March 7, 2001

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:  March 7, 2001                   MAVESA S.A.



                                        By: /s/ ALBERTO TOVAR PHELPS
                                           --------------------------------
                                           Name:  Alberto Tovar Phelps
                                           Title: Chief Executive Officer

                                  Exhibit Index
                                  -------------

Exhibit No.              Description
-----------              -----------

    1     Press Release, dated January 10, 2001, (with English translation).***

    2 Press Release of the Company and Primor Inversiones C.A., dated January 22, 2001 (with English translation).*

    3 Press Release of the Company, dated February 14, 2001 (with English translation).**

    4 Letters, dated February 21, 2001 to Mavesa Shareholders and Holders of ADSs.***

    5 Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.***

    6 Mavesa Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.***

    7 English translation of Exhibit 5, Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.***

    8 English translation of Exhibit 6, Mavesa Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.***

    9     Election to Purchase Shares Form.***

    10    Procedures for Exercise of Share Right of First Refusal.***

    11    Election to Purchase ADSs Form.***

    12    Procedures for Exercise of ADS Right of First Refusal.***

    13 Regulation of the Company, dated March 5, 2001, (with English translation).

    14    Press release, dated March 7, 2001



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     *  Previously  filed  with  the SEC on  Pre-Commencement Schedule 14D-9 dated January 22, 2001

     ** Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated February 14, 2001

     *** Previously filed with the SEC on Schedule 14D-9 dated February 22, 2001